June 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 8-K filed February 2, 2010

Form 8-K filed April 21, 2010

File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated May 28, 2010 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 8-K filed February 2, 2010 and Form 8-K filed April 21, 2010, each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

Per your instructions to the Company, this letter will confirm that the Company will submit its response to the Comment Letter after June 14, 2010, but on or before June 28, 2010. The additional time will enable the Company to coordinate the Company’s response with the Company’s audit committee and the Company’s independent accountant.

If you have any questions with respect to the foregoing, please call Charles Horn, our Executive Vice President and Chief Financial Officer at (972) 348-5105.

Sincerely,

/s/ Alan M. Utay
Alan M. Utay
Executive Vice President and General Counsel

United States Securities and Exchange Commission

Attn: Melissa Walsh

June 8, 2010

Copies:	Edward J. Heffernan

President and Chief Executive Officer

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, TX 75252

Charles L. Horn

Executive Vice President and Chief Financial Officer

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, TX 75252